UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer))

EUCALYPTUS ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Blackbaud, Inc. and is available on its website (www. blackbaud.com).

Blackbaud, Inc. Announces Acquisition of Kintera

Charleston, S.C. – May 29, 2008 – Blackbaud, Inc. (NASDAQ: BLKB), the leading provider of software and related services designed specifically for nonprofit organizations, announced today that it is acquiring Kintera, Inc. (NASDAQ: KNTA), a pioneer and leading provider of a Software as a Service (SaaS) solution to the nonprofit and government sectors. Under the terms of the agreement, Blackbaud will pay an all-cash purchase price of approximately $46.0 million. Blackbaud expects to finance the deal with cash and borrowings from its credit facility.

Kintera’s principal offering is its online Sphere® technology platform, which is used by such leading organizations as American Lung Association, Big Brothers Big Sisters of America, International Fund for Animal Welfare, Lance Armstrong Foundation and Sesame Workshop to manage online fundraising events and in 2007 processed over $400 million in online gifts. The company also offers wealth profiling and screening services as well as an accounting software solution, both similar to offerings of Blackbaud. With approximately 4,000 customers, Kintera is recognized for the proven capabilities of its Sphere® SaaS offering that has allowed non-profits to effectively grow their base of supporters and expand their online fundraising initiatives. The company reported $44.9 million in total revenue for 2007.

Marc Chardon, Blackbaud’s President and CEO, said, “The acquisition of Kintera is very exciting for us and for the nonprofit industry as a whole. Expanding Blackbaud’s online offering in this way further establishes Blackbaud as the leading solutions partner for non-profit organizations. The online solutions of the two companies have historically served different segments of the market and this acquisition gives us the ability to broaden our addressable market with proven and rich on-line product functionality.”

Chardon continued, “Our core capabilities are complementary and we expect to continue to offer a full range of solutions that effectively meet non-profits’ needs for donor acquisition and cultivation that are integrated with our suite of CRM solutions, including The Raiser’s Edge®. Kintera’s “Friends Asking Friends®” team fundraising and advocacy solutions are well suited for organizations that use these programs to grow their base of supporters. Similarly, Blackbaud’s NetCommunity™ offering is ideally suited for enriching the online experience of current donors enhancing the value of data that already exists in the CRM system.”

Chardon added, “We are also pleased to offer new options to Kintera’s accounting and wealth data customers. P!N™ has been innovative in coupling traditional wealth screening services with online offerings and we are excited about the potential of combining these offerings with Target Analytics’ current product portfolio. Likewise, Fundware® has long met the fund accounting needs of many non-profits and we expect to work closely with Kintera and their partners to enhance the range of solutions available to this important set of customers. Combining these solutions with Blackbaud’s current offerings will allow us to continue to grow these important segments of our business.”

Kintera will continue to be led by its current President and CEO, Richard LaBarbera, a high tech industry veteran with more than 30 years experience working with such leading software providers as Sybase, Siemens/Nixdorf, Storage Technology and IBM. Kintera operations will continue to be directed from their existing offices in San Diego.

LaBarbera said, “Joining with Blackbaud gives us a way to leverage our capabilities with those of the industry leader and thus significantly improve the customer’s experience. Importantly, this move also means that non-profits will be able to choose Kintera solutions confident in the knowledge that they are backed by Blackbaud’s robust corporate infrastructure and that the partner they have selected will be there to serve them for many years into the future. Our focus will now turn exclusively to better meeting the needs of our customers and collaborating with Blackbaud to leverage the investment they are making to better serve the non-profit sector. We are very excited about the potential to offer more compelling solutions that enhance the donor experience and increase non-profits’ abilities to raise more money.”

Tim Williams, Blackbaud’s Senior Vice President and Chief Financial Officer, stated, “In addition to the strategic reasons supporting the acquisition of Kintera, we believe the acquisition is attractive from a financial perspective as well. Subscription revenue was already the fastest growing source of revenue at Blackbaud and it was expected to become larger than license revenue at some point in the second half of 2008. With the acquisition of Kintera, this will become a certainty as we will add another significant source of subscription-based revenue from an on-demand service offering. The evolution of Blackbaud’s business model toward new revenue sources with ratable revenue recognition has been a significant and positive development over the past several years, and it complements the very strong cash flow profile of the Company.”

Blackbaud’s acquisition of Kintera is structured as an all-cash tender offer for all of the shares of Kintera at a price of $1.12 per share. The Company is expected to formally launch the tender sometime next week and close on or around July 2.

Conference Call Details:

Blackbaud will host a conference call today, May 29, 2008, at 5:30 p.m. (Eastern Time) to discuss the acquisition. To access this call, dial 888-599-4858 (domestic) or 913-312-0834 (international). A replay of the conference call will be available through June 5, 2008 at 888-203-1112 (domestic) or 719-457-0820 (international). The replay passcode is 2074070. A live webcast of the conference call will be available on the “Investor Relations” page of the Company’s Web site, and a replay will be archived on the Web site as well.

About Blackbaud

Blackbaud is the leading global provider of software and services designed specifically for nonprofit organizations, enabling them to improve operational efficiency, build strong relationships, and raise more money to support their missions. Approximately 19,000 organizations — including the American Red Cross, Dartmouth College, the WGBH Educational Foundation, Episcopal High School, Lincoln Center, Cancer Research UK, Special Olympics, and Arthritis Foundation — use one or more of Blackbaud products and services for fundraising, constituent relationship management, financial management, direct marketing, school administration, ticketing, business intelligence, website management, prospect research, consulting, and analytics. Since 1981, Blackbaud’s sole focus and expertise has been partnering with nonprofits and providing them the solutions they need to make a difference in their local communities and worldwide. Headquartered in the United States, Blackbaud also has operations in Canada, the United Kingdom, and Australia. For more information, visit www.blackbaud.com.

About Kintera, Inc.

Kintera, Inc. (NASDAQ: KNTA) provides software as a service to help organizations quickly and easily reach more people, raise more money and run more efficiently. The Kintera Sphere® technology platform empowers The Giving Experience™, and features a social constituent relationship management (CRM) system, enabling donor management, e-mail and communications, Web sites, events, advocacy programs, wealth screening and accounting. For more information about Kintera software and services, visit www.kintera.com.

Media Contacts:

Investors:

Tim Dolan

ICR

timothy.dolan@icrinc.com

617.956.6727

Media:

Melanie Milonas

Blackbaud, Inc.

melanie.milonas@blackbaud.com

843.216.6200 x3307

Source: Blackbaud

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following risks related to the expected timing and financial or other benefits of the Kintera acquisition: management of integration of acquired companies and other risks associated with acquisitions; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; general economic risks; risk associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov upon request from Blackbaud’s investor relations department.

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

Securities Law Disclosure

The tender offer for the outstanding common stock of Kintera, Inc. has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Kintera common stock will be made only pursuant to an offer to purchase on Schedule TO and related materials that Blackbaud intends to file with the SEC. Kintera also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Kintera stockholders and other investors should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relation’s section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

The following script for Blackbaud, Inc.’s conference call is available on its website (www. blackbaud.com).

Blackbaud, Inc.

Script of Investor Teleconference

May 29, 2008

Tim Williams - Blackbaud, Inc. - CFO

Thank you very much. Good afternoon everyone and thank you for joining us today as we discuss the acquisition of Kintera which we announced in a press release after the market closed today. With me on the call today is Marc Chardon, President and Chief Executive Officer of Blackbaud. Marc and I will make some prepared remarks and then we will open up the call a little later for questions.

First of all, let me note that the tender offer for the outstanding common stock of Kintera, Inc. has not yet commenced. This teleconference is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Kintera common stock will be made only pursuant to an offer to purchase on Schedule TO and related materials that Blackbaud intends to file with the SEC. Kintera also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Kintera stockholders and other investors should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relation’s section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Please note that our remarks today contain forward-looking statements. These statements are based solely on present information and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. These risks and uncertainties include: management of the integration of acquired companies and other risks associated with acquisitions; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; general economic risks; risk associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; and risks associated with management of growth.

Please refer to our SEC filings including our most recent annual report on Form 10-K and the risk factors contained therein as well as our periodic reports under the Securities Act of 1934 for more information on these risks and uncertainties and on the limitations that apply to our forward-looking statements.

Also please note that a webcast of today’s call will be available in the investor relations section of our website.

With that, let me turn it over to our CEO, Marc Chardon. Marc?

Marc Chardon - Blackbaud, Inc. - President and CEO

Thanks Tim. And thank you for joining us on today’s call despite the short notice. After the market closed we announced Blackbaud’s intention to acquire Kintera, a publicly traded company that is, we believe, the leading provider of web-based, software-as-a-service solutions to the non-profit market. In terms of the structure of this call, I’ll provide a brief overview of the strategic rationale for the acquisition, and then I will turn it over to Tim to review the key financial aspects of the transaction. We will then open it up for Q&A.

By way of background, over the past 18 months or so, we have spent a significant portion of our time discussing with you our longer-term growth initiatives. While we have – and still do - believe that our core products – which include our flagship RaisersEdge, Financial Edge and Education Edge – complemented by a suite of newer, higher growth solutions – could generate overall growth in the low-mid teens range for the next several years, our goal was to invest in new market opportunities that would help to at least sustain such growth levels from a longer-term perspective.

Key steps in the execution of our growth plan have included the launch and ramp of our enterprise CRM efforts, the acquisition of the Target Companies which have expertise in both the direct marketing and analytics spaces, and the acquisition of eTapestry, which brought us a software-as-a-service fundraising solution that is ideally suited for the lower-end of the market or for those nonprofits that prefer a SaaS solution.

When we first identified these opportunities for you well over a year ago, we also highlighted our planned investment in both online fundraising and internet community and collaboration solutions as one of the two large and most important near-term market opportunities.

Blackbaud NetCommunity, which is our internally developed solution to help our customers manage their constituent relationships online, has been our fastest growing “new solution” since I’ve been CEO, and it has been the largest of what we classify as our “new solutions” for some time now. As we have discussed in the past, this solution was developed from day 1 to be tightly integrated with the RaisersEdge, which in and of itself represents a large market opportunity considering the fact that we have over 11,000 RaisersEdge customers. As pleased as we are with the success of NetCommunity, we have still only penetrated a little over 5% of this opportunity.

However, we believe that our mid-term addressable market opportunity for internet fundraising and community-building solutions is well over 100,000 of the 360,000 non-profit organizations we consider to be in our domestic addressable market, and that does not include the international market opportunity that we believe could double as a percentage of our business. Our first stand-alone internet offering to serve this much larger market opportunity came out last quarter, when we released for the first time a product we code-named Scorpio, which is a version of NetCommunity that functions independently from the RaisersEdge. In addition, from an operational perspective, we created a separate Internet solutions business group within Blackbaud to add further focus and accountability to this highly strategic business initiative.

The acquisition of Kintera will significantly advance these efforts in the area of online fundraising and Internet solutions. Kintera was founded in 1999, and they were an original pioneer in building software-as-a-service solutions that enabled non-profit organizations to establish an online presence that would both drive fundraising results and strengthen constituent relationships. The company’s flagship solution is its Sphere technology platform, which is managed as a service accessed with a Web browser to manage online fundraising, special events and membership information, execute e-marketing campaigns, communicate with members and deliver services and programs. The strength of this solution is evidenced by the fact that almost 2,300 organizations are currently running their online presence based on the Sphere platform. This solution accounted for the majority of Kintera’s revenue during 2007, and it is the key factor in our decision behind today’s announcement.

Shortly after we began our discussions with Kintera it became clear to us that the combination of the two companies was potentially very powerful given the respective strengths of each company’s technology, customer and process knowledge and the strategic direction we were both pursuing. We believe this combination is a win-win for both companies’ customers, employees and shareholders.

Now with that, let me turn to the strategic rationale and five key reasons why we believe the acquisition of Kintera is a good investment for Blackbaud and its stockholders.

First, as I mentioned at the beginning, we believe Kintera is the market leader in software-as-a-service, online fundraising solutions. From a functionality perspective, we believe Kintera’s Sphere is the most advanced solution available in the market today. They are particularly strong in areas such as advocacy, multi-site capabilities and team fundraising. These capabilities are important to customers and prospects, and they are areas that are admittedly challenging to tackle from a business process and R&D perspective. The strength of Kintera’s solution is evidenced by the fact that almost 2,300 non-profit organizations depend on the Sphere platform.

The second key reason for the acquisition is that it accelerates our move into one of the largest and most important growth areas in which we have already been investing. We have been highly focused on expanding our presence in the online fundraising space, beyond the market opportunity tied directly to our RaisersEdge product offering. We were in the very early stages of ramping our efforts in this regard with the limited release of Scorpio last quarter, however, we believe this acquisition will significantly advance our efforts by a number of years and essentially guarantees our success by adding the most functionally advanced solution in the market for customers that are not interested in a solution integrated with and dependent on RaisersEdge.

We will continue to enhance, support and sell NetCommunity to our RaisersEdge and eCRM customers that want tight integration between those two solutions. Furthermore, NetCommunity is the ideal solution for customers that want an on-premise solution. On the other hand, the addition of Sphere provides us with a best-of-breed solution for those customers that either don’t have RaisersEdge or are not looking to deeply integrate their online and offline efforts.

The third reason behind our decision to acquire Kintera is that it further increases the portion of our business generated from recurring sources. Kintera’s Sphere solution is only offered on a software-as-a-service, subscription-basis; so the vast majority of the revenue associated with Sphere is recurring. In addition, their accounting solution, Fundware, generates a majority of Kintera’s remaining revenue, and most of that is associated with renewable maintenance contracts.

This leads to the fourth reason supporting the acquisition, which is that it brings us a large customer base in accounting and analytics. Fundware has almost 1,700 customers, which will bring our total accounting installed base to nearly 6,000 customers, when you include the Financial Edge customer base. We are already a clear leader in the market for accounting solutions built specifically for non-profit organizations, and this acquisition helps to strengthen that leadership position.

In addition, Kintera’s PIN solution provides wealth screening services and it has a particularly strong presence in the educational sector of the non-profit market. This matches well with Blackbaud’s strength and focus on educational institutions, and it’s a nice fit within our overall analytical services business group.

And finally, we believe it is attractive from a financial perspective as well. Tim will provide more details in this regard in a moment.

In closing, we are excited by today’s announcement and believe it is great news for the shareholders of both companies. With that, let me turn it over to Tim.

Tim Williams - Blackbaud, Inc. - CFO

Thanks, Marc. Let me start with the fact that some of my comments and ensuing responses to questions later will be preliminary in nature. Some of these of course would include accounting matters like the ultimate determination of the deferred revenue write down, final valuation of the acquired assets, including goodwill and intangibles, the amount of in process R&D, if any, and the anticipated amortization charges that we would expect to take through the P&L.

While Marc focused his comments on the attractive fundamentals of the Kintera acquisition, we believe it is also attractive from a financial perspective. This acquisition is in line with our goal to invest our strong cash flow in ways that we believe improve long-term shareholder value.

In terms of consideration, as we disclosed in the press release, the acquisition is structured as an all cash tender for the shares of Kintera, which will be principally funded from and the Company’s credit facility. We are paying $1.12 per share for Kintera, which represents a premium of approximately 70% compared to their closing price yesterday, and it represents a total purchase price of approximately $46 million. However, this does not take into consideration that as part of the acquisition, Blackbaud will receive the benefit of NOL’s of Kintera, worth approximately $10 million, on a net present value basis. I will say more about this in a moment but, importantly, this would effectively reduce the net purchase price, to approximately $36 million.

From a revenue perspective, Kintera generated total revenue of approximately $45 million in 2007. As Marc noted, the company’s Sphere technology platform generated a majority of their revenue. Sphere’s revenue comes from a combination of fees related to its subscription services, including monthly fees as well as donation processing and usage fees. A key factor related to Blackbaud’s business model that we have stressed in recent calls with you is the growing portion of our solutions revenue that is coming from recurring subscription sources. Even before the acquisition of Kintera, our subscription business was expected to eclipse license fees in the second half of this year. Following the acquisition of Kintera, our subscription business could be up to twice the level of our license business. This is a significant and positive evolution of our business.

The majority of the remainder of Kintera’s revenue is derived from the Fundware solution, which is sold on a perpetual basis much like our Financial Edge solution. The largest component of this revenue relates to recurring maintenance fees. Fundware has been a declining source of revenue for Kintera historically and for purposes of estimating the financial impact of the acquisition, we have assumed that this will continue to be the case over the next several years. That said, our expectation is that Blackbaud’s strong presence and strategic focus on the accounting segment of the non-profit market will be an incentive for current Fundware customers to continue with the combined company in one form or another. In addition, it will provide us with the opportunity to introduce them to Blackbaud’s overall suite of integrated offerings.

From a profitability perspective, Kintera generated a pre-tax non-GAAP operating loss of $8.5 million during 2007. “Non-GAAP” for Kintera, is defined pretty much as we have defined non-GAAP here at Blackbaud, that is, it excludes the affects of stock-based compensation and amortization of acquired intangibles. Additionally, the Kintera non-GAAP measures exclude the effects of one-time restructuring charges. Kintera has already announced actions to reduce its operating loss by $1 million per quarter. By bringing our two companies together, we expect to achieve two primary areas of additional cost savings.

First, although we will continue to invest aggressively in R&D, we nevertheless believe we can reduce the combined company’s R&D projected spend by approximately $2 million annually. This will come through decreases in future hiring as a result of consolidating our efforts toward investing in internet solutions and eCRM – which both companies had in their plans. Secondly, we believe we can avoid over $1 million annually of Kintera’s public company costs. Only the latter has been included in our estimates for the second half of 2008.

We expect to launch the tender early next week and allowing for the typical 20 business day tender period we would hope to close on or around July 2. Therefore, we would expect the transaction to have no direct impact on Q2. Taking all this into consideration, our very high level and preliminary view of the expected financial impact of the transaction then is as follows.

On a non-GAAP basis, that is excluding the effects of both amortization arising from intangibles acquired in connection with the transaction and any stock-based compensation charges, we conservatively expect the acquisition to be dilutive by approximately $0.03 to $0.05 to our 2008 earnings and we expect it to be break even to our non-GAAP 2009 EPS results, but with a very small amount of accretion in the second half of the year. We expect the transaction to be materially accretive beginning in 2010.

Importantly, the entire reason the acquisition is expected to be dilutive in the near-term is related to purchase accounting rules, and in particular the anticipated write down of deferred revenue. Were it not for this factor, we believe Kintera would be neutral to our 2H 2008 non-GAAP EPS results, and we believe it would positively contribute approximately $0.04 to our 2009 non-GAAP EPS results. Moreover, the foregoing numbers do not take into consideration the fact that we expect to be able to utilize a little over $54 million in realizable NOL’s and other acquisition-related tax savings over the next 20 years. The tax value of these NOL’s is little less than $20 million and have an estimated net present value today of around $10M, which represents approximately a $0.22 per share benefit, that would be spread over the related recognition period.

Importantly, as I emphasized earlier, all of these figures are based on our preliminary estimate related to the deferred revenue write-down that we expect to record. We will provide additional details to our guidance for the combined company after we have closed the transaction, most likely during our second quarter earnings release call.

From a high level perspective, we believe Kintera’s business will benefit materially from coming under the wings of Blackbaud. First we expect to improve the profitability of their operations based on the combined cost savings impact I just shared with you and we think our estimates here are appropriately conservative. More important to the success of the transaction, is that we believe the financial strength and industry leadership position of Blackbaud will enhance the success of Sphere in the marketplace. The concern of prospects and customers over the long-term financial viability of Kintera was a significant weight on the recent results of Sphere, particularly over the course of the past year, and this concern will disappear on day 1 of our combined operations.

Given the fact that Sphere is on a recurring, software-as-a-service business model, improvements from bookings growth will take time to translate into revenue. However, we are highly confident that revenue growth from Sphere will re-accelerate as part of Blackbaud and its revenue growth rate should ultimately exceed Blackbaud’s total revenue growth rate. As I mentioned previously, this will also add to the growing portion of our business coming from recurring sources.

At the same time, based on what we believe are a set of prudent and conservative set of expectations related to the remainder of Kintera’s business – Fundware and PIN - we believe Kintera’s impact on our total revenue growth will be roughly neutral to Blackbaud over a 5 year or longer-term perspective.

In summary, we are very excited by today’s announcement. The acquisition of Kintera provides us with the best-of-breed solution in the online fundraising market; it materially accelerates, by several years, our efforts in one of the largest and most important strategic market segments in which we have been investing and it will significantly increase the portion of our revenues coming from subscription-based services – such that subscription revenue may well grow to over twice the level of license revenue. The strategic rationale for the acquisition is quite compelling, and we believe the transaction is attractive from a financial perspective as well.

With that let me turn it over to the operator to begin the Q&A session. Operator?